                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.  )*



                                IA Corporation I
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  449194 10 9
                          ----------------------------
                                 (CUSIP Number)

                                Stephen Distler
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                              New York, NY  10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               September 4 , 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
 CUSIP NO. 449194 10 9 |
------------------------

-------------------------------------------------------------------------------
  1  |  NAME OF REPORTING PERSON
     |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     |
     |  Warburg, Pincus Investors, L.P.
     |
     |                                                               13-354-9187
-----|--------------------------------------------------------------------------
  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[_]
     |                                                                    (b)[_]
-----|--------------------------------------------------------------------------
  3  | SEC USE ONLY
     |
-----|--------------------------------------------------------------------------
  4  | SOURCE OF FUNDS (See Instructions)
     |  WC
-----|--------------------------------------------------------------------------
  5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     | ITEMS 2(d) OR 2(e)[_]
-----|--------------------------------------------------------------------------
  6  | CITIZENSHIP OR PLACE OF ORGANIZATION
     | Delaware
--------------------------------------------------------------------------------
  NUMBER OF     |  7  |  SOLE VOTING POWER
    SHARES      |     |  -0-
 BENEFICIALLY   |-----|---------------------------------------------------------
   OWNED BY     |  8  |  SHARED VOTING POWER
     EACH       |     |  4,592,708
  REPORTING     |-----|---------------------------------------------------------
    PERSON      |  9  |  SOLE DISPOSITIVE POWER
     WITH       |     |  -0-
                |-----|---------------------------------------------------------
                |  10 |  SHARED DISPOSITIVE POWER
                |     |  4,592,708
--------------------------------------------------------------------------------
11   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |  4,592,708
-----|--------------------------------------------------------------------------
12   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |  (See Instructions)                                                   [_]
-----|--------------------------------------------------------------------------
13   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |  49.62%
-----|--------------------------------------------------------------------------
14   |  TYPE OF REPORTING PERSON (See Instructions)
     |  PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
 CUSIP NO. 449194 10 9 |
------------------------

--------------------------------------------------------------------------------
  1  |  NAME OF REPORTING PERSON
     |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     |
     |  Warburg, Pincus & Co.
     |
     |                                                               13-635-8475
-----|--------------------------------------------------------------------------
  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[_]
     |                                                                    (b)[_]
-----|--------------------------------------------------------------------------
  3  | SEC USE ONLY
     |
-----|--------------------------------------------------------------------------
  4  | SOURCE OF FUNDS (See Instructions)
     | N/A
-----|--------------------------------------------------------------------------
  5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     | ITEMS 2(d) OR 2(e)[_]
-----|--------------------------------------------------------------------------
  6  | CITIZENSHIP OR PLACE OF ORGANIZATION
     | New York
--------------------------------------------------------------------------------
  NUMBER OF     |  7  |  SOLE VOTING POWER
   SHARES       |     |  -0-
 BENEFICIALLY   |-----|---------------------------------------------------------
   OWNED BY     |  8  |  SHARED VOTING POWER
     EACH       |     |  4,592,708
  REPORTING     |-----|---------------------------------------------------------
    PERSON      |  9  |  SOLE DISPOSITIVE POWER
     WITH       |     |  -0-
                |-----|---------------------------------------------------------
                |  10 |  SHARED DISPOSITIVE POWER
                |     |  4,592,708
--------------------------------------------------------------------------------
11   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |  4,592,708
-----|--------------------------------------------------------------------------
12   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |  (See Instructions)                                                   [_]
-----|--------------------------------------------------------------------------
13   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |  49.62%
-----|--------------------------------------------------------------------------
14   |  TYPE OF REPORTING PERSON (See Instructions)
     |  PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
 CUSIP NO. 449194 10 9 |
------------------------

--------------------------------------------------------------------------------
  1  |  NAME OF REPORTING PERSON
     |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     |
     |  E.M. Warburg, Pincus & Co., LLC
     |
     |                                                               13-353-6050
-----|--------------------------------------------------------------------------
  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[_]
     |                                                                    (b)[_]
-----|--------------------------------------------------------------------------
  3  | SEC USE ONLY
     |
-----|--------------------------------------------------------------------------
  4  | SOURCE OF FUNDS (See Instructions)
     | N/A
-----|--------------------------------------------------------------------------
  5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     | ITEMS 2(d) OR 2(e)[_]
-----|--------------------------------------------------------------------------
  6  | CITIZENSHIP OR PLACE OF ORGANIZATION
     | New York
--------------------------------------------------------------------------------
  NUMBER OF     |  7  |  SOLE VOTING POWER
   SHARES       |     |  -0-
 BENEFICIALLY   |-----|---------------------------------------------------------
   OWNED BY     |  8  |  SHARED VOTING POWER
     EACH       |     |  4,592,708
  REPORTING     |-----|---------------------------------------------------------
    PERSON      |  9  |  SOLE DISPOSITIVE POWER
     WITH       |     |  -0-
                |-----|---------------------------------------------------------
                |  10 |  SHARED DISPOSITIVE POWER
                |     |  4,592,708
--------------------------------------------------------------------------------
11   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |  4,592,708
-----|--------------------------------------------------------------------------
12   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |  (See Instructions)                                                   [_]
-----|--------------------------------------------------------------------------
13   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |  49.62%
-----|--------------------------------------------------------------------------
14   |  TYPE OF REPORTING PERSON (See Instructions)
     |  OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P., a Delaware limited partnership ("Investors"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW") relating to the common stock, par value $0.01 per share (the "Common Stock") of IA Corporation I, a Delaware corporation (the "Company").

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1900 Powell Street, Suite 600, Emeryville, California 94608.

ITEM 2.   IDENTITY AND BACKGROUND.

INFORMATION RELATING TO EACH OF THE REPORTING PERSONS:

     (a) This statement is filed by Investors, WP and EMW. The sole general partner of Investors is WP. EMW manages Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 20% interest in the profits of Investors. Investors, WP and EMW are hereinafter collectively referred to as the "Reporting Persons." Stewart K.P. Gross ("Gross") and Henry Kressel ("Kressel"), directors of the Company, are Managing Directors of EMW and general partners of WP. As such, Gross and Kressel may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in an indeterminate portion of the shares of Common Stock beneficially owned by Investors, WP and EMW. Each of Gross and Kressel disclaims beneficial ownership of the shares owned by Investors, WP and EMW within the meaning of Rule 13d-3 under the Exchange Act. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Investors, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of Investors, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

     Prior to the Company's initial public offering in November of 1996 (the "Initial Public Offering"), Investors purchased an aggregate of 3,678,374 shares of Common Stock and an additional 116,300 shares of the Company's Series A Preferred Stock in private equity transactions for an aggregate consideration of approximately $11,682,000. Concurrent with the closing of the Initial Public Offering, Investors entered into a Share Exchange Agreement with the Company pursuant to which Investors exchanged its shares of Series A Preferred Stock for 464,334 shares of Common Stock and 2,417,112 shares of the Company's non-voting Class B Common Stock.

     On September 4, 1998 Investors purchased 450,000 shares of Common Stock from Dr. Chakravarthi V. Ravi, an officer and former President and Chief Executive Officer of the Company, for an aggregate consideration of $1,350,000 (the "Purchase"). As a result of the Purchase, the Reporting Persons beneficially own an aggregate of 4,592,708 shares of Common Stock/1/.

ITEM 4.   PURPOSE OF TRANSACTION.

     Investors effected the purchases of Common Stock because of the Reporting Persons' belief that the Company represented, and that the Company continues to represent, an attractive investment, and in connection with certain management changes at the Company. The Reporting Persons presently expect to limit their involvement in the management of the Company to representation on the Board.

     The Reporting Persons may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open-market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending

------------------------

/1/    Does not include 2,417,112 shares of non-voting Class B Common Stock of the Company held of record by Investors which represents all outstanding Class B Common Stock.

upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

     None of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of September 4, 1998, Investors beneficially owned 4,592,708 shares of Common Stock. By reason of their respective relationships with Investors, each of the Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Investors beneficially owns. As of September 4, 1998, 4,592,708 shares of Common Stock represented approximately 49.62% of the outstanding shares of Common Stock, based on information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 1998 and excluding the 2,417,112 shares of the Company's non-voting Class B Common Stock. See footnote 1.

     (b) The Reporting Persons together share the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Common Stock held by Investors.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     The information set forth in Items 3 and 4 above is incorporated herein by reference.

     Except as described herein and by reference to Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Persons as described in
Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Common Stock reported herein as being beneficially owned by the Reporting Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Joint Filing Agreement.

     Joint Filing Agreement, dated as of September 13, 1998, by and among the Reporting Persons. See page 6.


Exhibit 2:  Stock Purchase Agreement

     Stock Purchase Agreement, dated as of August 1, 1998 between Chakravarthi
V. Ravi and Warburg, Pincus Investors, L.P.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  September 13, 1998          WARBURG, PINCUS INVESTORS, L.P.

                                    By: Warburg, Pincus & Co.,
                                    General Partner



                                    By: /s/ Stephen Distler
                                    Partner


Dated:  September 13, 1998          WARBURG, PINCUS & CO.



                                    By: /s/ Stephen Distler
                                    Partner


Dated:  September 13, 1998          E.M. WARBURG, PINCUS & CO., LLC



                                    By: /s/ Stephen Distler
                                    Member

                             JOINT FILING AGREEMENT



     The undersigned hereby agree that this statement on Schedule 13D is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934.


Dated:  September 13, 1998

                                    WARBURG, PINCUS INVESTORS, L.P.


                                    By: Warburg, Pincus & Co.,
                                    General Partner



                                    By: /s/ Stephen Distler
                                    Partner


                                    WARBURG, PINCUS & CO.



                                    By: /s/ Stephen Distler
                                    Partner



                                    E.M. WARBURG, PINCUS & CO., LLC


                                    By: /s/ Stephen Distler
                                    Member

                                   SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Investors, L.P. ("Investors") is WP. WP, EMW and Investors are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             GENERAL PARTNERS OF WP

                              Present Principal Occupation
                              in Addition to Position with
                              WP, and Positions with the
Name                          Reporting Entities


Joel Ackerman                 Managing Director and Member,
                              EMW

Susan Black                   Managing Director and Member,
                              EMW

Christopher W. Brody          Managing Director and Member,
                              EMW

Harold Brown                  Senior Managing Director and Member,
                              EMW

Errol M. Cook                 Managing Director and Member,
                              EMW

W. Bowman Cutter              Managing Director and Member,
                              EMW

Elizabeth B. Dater            Managing Director and Member,
                              EMW

Stephen Distler               Managing Director, Member and Treasurer,
                              EMW

Harold W. Ehrlich             Managing Director and Member,
                              EMW

John L. Furth                 Vice Chairman of the Board and Member,
                              EMW

Stewart K.P. Gross            Managing Director and Member,
                              EMW

Patrick T. Hackett            Managing Director and Member,
                              EMW

Jeffrey A. Harris             Managing Director and Member,
                              EMW

William H. Janeway            Managing Director and Member,
                              EMW

Douglas M. Karp               Managing Director and Member,
                              EMW

Charles R. Kaye               Managing Director and Member,
                              EMW

Henry Kressel                 Managing Director and Member,
                              EMW

Joseph P. Landy               Managing Director and Member,
                              EMW

Sidney Lapidus                Managing Director and Member,
                              EMW

Kewsong Lee                   Managing Director and Member,
                              EMW

Reuben S. Leibowitz           Managing Director and Member,
                              EMW

S. Joshua Lewis               Managing Director and Member,
                              EMW

David E. Libowitz             Managing Director and Member,
                              EMW

Brady T. Lipp                 Managing Director and Member,
                              EMW

Stephen J. Lurito             Managing Director and Member,
                              EMW

Spencer S. Marsh III          Managing Director and Member,
                              EMW

Lynn S. Martin                Managing Director and Member,
                              EMW

Edward J. McKinley            Managing Director and Member,
                              EMW

Rodman W. Moorhead III        Senior Managing Director and Member,
                              EMW

Maryanne Mullarkey            Managing Director and Member,
                              EMW

Howard H. Newman              Managing Director and Member,
                              EMW

Gary D. Nusbaum               Managing Director and Member,
                              EMW

Sharon B. Parente             Managing Director and Member,
                              EMW

Dalip Pathak                  Managing Director and Member,
                              EMW

Daphne D. Philipson           Managing Director and Member,
                              EMW

Lionel I. Pincus              Chairman of the Board, CEO, and Managing
                              Member, EMW; and Managing Partner,
                              Pincus & Co.

Eugene L. Podsiadlo           Managing Director and Member,
                              EMW

Ernest H. Pomerantz           Managing Director and Member,
                              EMW

Brian S. Posner               Managing Director and Member,
                              EMW

Arnold M. Reichman            Managing Director and Member,
                              EMW

Roger Reinlieb                Managing Director and Member,
                              EMW

John D. Santoleri             Managing Director and Member,
                              EMW

Steven G. Schneider           Managing Director and Member,
                              EMW


Sheila N. Scott               Managing Director and Member,
                              EMW

Harold Sharon                 Managing Director and Member,
                              EMW

Eugene J. Siembieda           Managing Director and Member,
                              EMW

James E. Thomas               Managing Director and Member,
                              EMW

John L. Vogelstein            Vice Chairman of the Board and Member,
                              EMW

Elizabeth H. Weatherman       Managing Director and Member,
                              EMW

John A. Zaro, III             Managing Director and Member,
                              EMW

Pincus & Co.*
NL & Co.**
*     New York limited partnership;  its primary activity is ownership in WP and
      EMW.
**    New York limited partnership; its primary activity is ownership in WP.

                                 MEMBERS OF EMW

                              Present Principal Occupation
                              in Addition to Position with
                              EMW, and Positions with the
Name                          Reporting Entities


Joel Ackerman                       Partner, WP

Susan Black                         Partner, WP

Christopher W. Brody                Partner, WP

Harold Brown                        Partner, WP

Dale C. Christensen(1)

Errol M. Cook                       Partner, WP

W. Bowman Cutter                    Partner, WP

Elizabeth B. Dater                  Partner, WP

Stephen Distler                     Partner, WP

P. Nicholas Edwards(2)              Partner, WP

Harold W. Ehrlich                   Partner, WP

John L. Furth                       Partner, WP

Stewart K.P. Gross                  Partner, WP

Patrick T. Hackett                  Partner, WP

Jeffrey A. Harris                   Partner, WP

William H. Janeway                  Partner, WP

Douglas M. Karp                     Partner, WP

Charles R. Kaye                     Partner, WP

Richard H. King(2)

Henry Kressel                       Partner, WP

Joseph P. Landy                     Partner, WP

Sidney Lapidus                      Partner, WP

Kewsong Lee                         Partner, WP

Reuben S. Leibowitz                 Partner, WP

S. Joshua Lewis                     Partner, WP

David E. Libowitz                   Partner, WP

Brady T. Lipp                       Partner, WP

Stephen J. Lurito                   Partner, WP

John W. MacIntosh(1)

Spencer S. Marsh III                Partner, WP

Lynn S. Martin                      Partner, WP

Edward J. McKinley                  Partner, WP

Rodman W. Moorhead III              Partner, WP

Maryanne Mullarkey                  Partner, WP

Howard H. Newman                    Partner, WP

Gary D. Nusbaum                     Partner, WP

Sharon B. Parente                   Partner, WP

Dalip Pathak                        Partner, WP

Daphne D. Philipson                 Partner, WP

Lionel I. Pincus                    Managing Partner, WP; Chairman
                                    of the Board and CEO, EMW;
                                    Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                 Partner, WP

Ernest H. Pomerantz                 Partner, WP

Brian S. Posner                     Partner, WP

Arnold M. Reichman                  Partner, WP

Roger Reinlieb                      Partner, WP

John D. Santoleri                   Partner, WP

Steven G. Schneider                 Partner, WP

Sheila N. Scott                     Partner, WP

Harold Sharon                       Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                 Partner, WP

Chang Q. Sun(3)

James E. Thomas                     Partner, WP

John L. Vogelstein                  Partner, WP

Elizabeth H. Weathermen             Partner, WP

Jeremy S. Young(2)

John A. Zaro, III                   Partner, WP

Pincus & Co.*
(1)     Citizen of Canada
(2)     Citizen of United Kingdom
(3)     Citizen of People's Republic of China
*       New York limited partnership; its primary activity is ownership in WP.